

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Bin Zhai
Chief Executive Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed December 2, 2022**
> **File No. 333-259304**

Dear Bin Zhai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2022 letter.

Amendment No. 3 to Form F-3 filed December 2, 2022

About this Prospectus, page ii

1. Please revise your definition of "China or the PRC" to include Hong Kong and Macau and to clarify that the "legal and operational" risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that "China or the PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. As

one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong Kong.

 You may contact John Stickel at 202-551-3324 or Tonya Aldave at 202-551-3601 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: James C. Lin, Esq.